SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

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The Netherlands

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(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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CNH GLOBAL N.V.

Form 6-K for the month of July 2009

List of Exhibits:

1.	Press Release entitled, “CNH Reports Second Quarter 2009 Results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Steven C. Bierman
Steven C. Bierman
Chief Financial Officer

July 22, 2009

FOR IMMEDIATE RELEASE

For more information contact:
Albert Trefts, Jr.	Investor Relations	(630) 887-2385
Ralph Traviati	News and Information	(630) 887-2159

CNH Reports Second Quarter 2009 Results

•	Positive Cash flow reduced Equipment Operations Net Debt by $550 million

•	New Construction Equipment organization announced as part of restructuring plan

•	Second Quarter Operating Profit and Margin improve compared with 1st Quarter

•	North American Agricultural Equipment’s Net Sales up 9% year-to-date

BURR RIDGE, IL.—(MARKET WIRE)—CNH Global N.V. (NYSE: CNH - News) July 22, 2009:

In the second quarter of 2009, CNH saw a continuation of the negative economic conditions experienced in the first quarter but limited their impact through strong pricing actions and aggressive operating cost and production controls. Equipment Operations generated positive cash flow through inventory reductions of $668 million, contributing to a reduction of Equipment Operations Net Debt by $550 million. CNH’s second quarter 2009 diluted net loss per share, attributable to CNH common shareholders was $0.28 compared with earnings of $1.46 in the second quarter of 2008. The Net Loss attributable to CNH was $67 million in the quarter compared with Net Income attributable to CNH of $347 million in the same period of 2008. These results include restructuring charges, after tax, of $52 million, compared with $4 million in the prior year. These results also include a tax provision for Equipment Operations, excluding restructuring, of $67 million in the second quarter of 2009 compared with a provision of $171 million in the prior year. CNH’s second quarter 2009 diluted loss per share before restructuring, after tax, attributable to CNH common shareholders was $0.06 compared with earnings of $1.48 in the second quarter of 2008.

CNH’s first half 2009 diluted net loss per share, attributable to CNH common shareholders was $0.81 compared with earnings of $1.93 in the first half of 2008. The Net Loss attributable to CNH was $193 million in the first half compared with Net Income attributable to CNH of $459 million in the same period of 2008. Results include restructuring charges, after tax, of $53 million compared with $18 million in the first half of 2008. These results also include a tax provision for Equipment Operations, excluding restructuring, of $85 million in the first half of 2009 compared with a provision of $208 million in the prior year. CNH’s first half 2009 diluted loss per share before restructuring, after tax, attributable to CNH common shareholders was $0.59 compared with earnings of $2.01 in the first half of 2008.

Second Quarter 2009 Highlights

(Unaudited, US$ in millions, except per share data)

	Quarter Ended		Percent Change	Six Months Ended		Percent Change
	6/30/2009	6/30/2008		6/30/2009	6/30/2008
Net Sales of Equipment	$3,558	$5,279	(32.6)%	$6,610	$9,378	(29.5)%
Equipment Operations Operating Profit	$161	$585	(72.5)%	$200	$849	(76.4)%
Financial Services Net Income	$45	$70	(35.7)%	$46	$122	(62.3)%
Net Income (loss) attributable to CNH	$(67)	$347	(119.3)%	$(193)	$459	(142.0)%
Restructuring (After Tax)	$52	$4	n/m	$53	$18	194.4%
Net Income (loss) Before Restructuring, After Tax, attributable to CNH	$(15)	$351	(104.3)%	$(140)	$477	(129.4)%
Diluted Earnings Per Share (EPS)*	$(0.28)	$1.46	(119.2)%	$(0.81)	$1.93	(142.0)%
Diluted EPS Before Restructuring, After Tax*	$(0.06)	$1.48	(104.1)%	$(0.59)	$2.01	(129.4)%

*	attributable to CNH Global N.V. common shareholders

“In the second quarter of 2009, we continued taking actions to ensure that the company emerges from the current economic environment in a position of strength, ready to compete aggressively when market conditions improve. We maintained a tight grip on costs and production overall, reducing Equipment Operations inventories and receivables by $918 million and reducing permanent and temporary salaried and agency positions by 7% so far this year. On the construction side, we began remodeling the company’s organization to better fit the new realities of the Construction Equipment market and initiated actions to rationalize our industrial footprint. We have maintained our commitment to product quality and new product development. Our product offering is second to none and that’s how it will stay,” said Harold Boyanovsky, CNH President and Chief Executive Officer.

“In terms of this quarter’s results, we have now experienced almost a full year of significant global economic pressures with inevitable negative consequences for capital equipment markets and industry sales in both construction and agricultural equipment, with corresponding negative impacts on our Net Sales and Operating Profit. This, combined with the restructuring measures implemented during the quarter, resulted in a net loss for the quarter.

“In the second half, the actions in place already will continue to generate positive Equipment Operations cash flow, as we saw in the second quarter, and we expect to reduce working capital for the full year by approximately $1 billion. We anticipate that markets will remain challenging through at least the balance of the year and expect a net loss for the full year, excluding restructuring. Overall, with the corrective measures we have put in place, we are confident about the future of both the construction and agricultural equipment businesses.”

Second Quarter 2009 Brand Activities

Case IH Agriculture launched three new models of its Farmall line of compact tractors with continuously variable transmissions (‘CVT’) and the Austoft entry level sugar cane harvester designed for developing markets in Africa, India, South-East Asia and China.

New Holland Agriculture’s new line of large and small square balers, launched in North America in the first quarter, became fully available. New Holland also launched the new Class 9, 500+ HP Combine (CR9080) in North America and Australia. It also invested for the third quarter launch of its new flagship T7000 series tractors (167 to 225 HP) with continuously variable “Auto Command” transmissions and new armrest control console in North America and Western Europe.

Case Construction continued its roll out of CX crawler excavators with a new CX 130B “long reach” model, with joystick steering for increased operator efficiency and comfort.

New Holland Construction added several new features to its North American crawler excavators to increase product applicability and protection for ground level demolition activities. In Europe, it added joystick steering as an option on its wheel loaders for enhanced product maneuverability as well as increased operator ergonomics and efficiency.

Second Quarter and First Half 2009 Operating Review – Equipment Operations

Worldwide agricultural tractor and combine industry retail unit sales declined 11% in the second quarter and 7% for the first half of 2009, driving Agricultural Equipment’s Net Sales down 22% for the quarter and 17% for the first half compared with 2008. On a constant currency basis Agricultural Equipment’s Net Sales were down 13% for the quarter and 8% for the first half. Despite the overall decline, growth in industry sales of higher horsepower tractors and combines continued to outperform the overall agricultural equipment market and CNH’s North American Agricultural Equipment sales were up 6% in the second quarter and up 13% for the first six months on a constant currency basis. CNH under-produced retail unit sales by 24% in the quarter and by 7% for the first six months of the year. Agricultural Equipment’s market share was stable to higher for both the quarter and the first six months in the Americas and Western Europe, but declined in the developing Rest of World markets in both periods.

Net Sales of Equipment	Quarter Ended		Percent Change	Six Months Ended		Percent Change
(Unaudited, US$ in millions, except percents)	6/30/2009	6/30/2008		6/30/2009	6/30/2008
Agricultural Equipment	$3,011	$3,838	(21.5)%	$5,583	$6,764	(17.5)%
Construction Equipment	$547	$1,441	(62.0)%	$1,027	$2,614	(60.7)%

Total Net Sales of Equipment	$3,558	$5,279	(32.6)%	$6,610	$9,378	(29.5)%

Construction Equipment’s Net Sales declined 62% in the quarter, and were down 58% on a constant currency basis. Worldwide construction equipment industry retail unit sales declined approximately 47%,

with industry retail unit sales of light construction equipment, where CNH has a stronger market position, down approximately 52% and industry retail unit sales of heavy equipment down 40%. CNH idled much of its construction equipment production capacity for the quarter to reduce inventories and destock dealers, under-producing retail unit sales by 52%. Destocking of dealers and distributors accounted for approximately 8% of the decline in net sales of construction equipment in the quarter. Industry retail unit sales declines were greatest in the Latin American and Western European markets during the quarter, declining 64% and 60% respectively.

Construction Equipment’s Net Sales for the half declined 61%, and were down 57% on a constant currency basis. For the half, worldwide construction equipment industry retail unit sales declined 49%, with industry retail unit sales of light construction equipment down 55% and industry retail unit sales of heavy construction equipment down 42%. Destocking of dealers and distributors accounted for approximately 7% of the decline in net sales of construction equipment in the first half. Construction Equipment’s market share was stable or improved in the Americas and Western Europe both in the quarter and in the first half of the year, but declined in Rest of World markets in both periods.

Equipment Operations Gross Profit and Margin

For the second quarter of 2009, CNH’s improved pricing was offset by the global decline in industry retail unit sales, destocking actions and the negative impacts of exchange rate changes and economic cost increases. CNH’s Gross Profit in the second quarter was $525 million compared with $1,064 million in the second quarter of 2008. Gross Margin was 14.8% in the second quarter of 2009 compared with 13.9% in the first quarter of 2009 and 20.2% in the second quarter of 2008.

For the first half of 2009, CNH’s Gross Profit was $950 million compared with $1,764 million in the first half of 2008. Gross Margin was 14.4% compared with 18.8% in the first half of 2008. Margins declined for both Agricultural and Construction Equipment.

Equipment Operations	Quarter Ended		Change		Six Months Ended		Change
(Unaudited, US$ in millions, except percents)	6/30/2009	6/30/2008			6/30/2009	6/30/2008
Gross Profit	$525	$1,064	(50.7)%		$950	$1,764	(46.1)%
Gross Margin	14.8%	20.2%	(5.4	)pts	14.4%	18.8%	(4.4	)pts

Equipment Operations Operating Profit and Margin

Equipment Operations Operating Profit was $161 million in the second quarter, compared with $585 million in the second quarter of 2008 as improvements in operating leverage from reduced SG&A and R&D costs did not offset the decline in gross margin. SG&A expenditures declined by $100 million compared with the second quarter of 2008, but increased as a percent of net sales to 7.6% compared with 7.0% in the second quarter of last year. R&D expenditures declined by $15 million compared with the second quarter of 2008, but increased as a percent of net sales to 2.7% compared with 2.1% of net sales in the prior year. Expenditures were reprioritized to focus on new products so the brands can continue to bring added value to their customers.

Equipment Operations Operating Profit and Margin	Quarter Ended				Six Months Ended
(Unaudited, US$ in millions, except percents)	6/30/2009	6/30/2008	Change		6/30/2009	6/30/2008	Change
Agricultural Equipment	$255	$491	(48.1)%		$385	$726	(47.0)%
Construction Equipment	$(94)	$94	(200.0)%		$(185)	$123	(250.4)%

Total Operating Profit	$161	$585	(72.5)%		$200	$849	(76.4)%

Agricultural Equipment	8.5%	12.8%	(4.3	)pts	6.9%	10.7%	(3.8	)pts
Construction Equipment	(17.2)%	6.5%	(23.7	)pts	(18.0)%	4.7%	(22.7	)pts
Total Operating Margin	4.5%	11.1%	(6.6	)pts	3.0%	9.1%	(6.1	)pts

Agricultural Equipment’s Operating Margin was 8.5% in the second quarter, reflecting the Gross Margin decline, partially offset by reduced R&D and SG&A costs. Agricultural Equipment’s second quarter Operating Margin improved compared with the first quarter, and for the first half of the year was 6.9%.

Construction Equipment’s second quarter Operating Margin, although improved compared with the first quarter, was negative in the quarter and for the six month period, reflecting the significant industry volume declines and effects of destocking actions.

Second Quarter and First Half 2009 Operating Review – Financial Services

Financial Services Highlights	Quarter Ended		Percent Change	Six Months Ended		Percent Change
(Unaudited, US$ in millions, except percents)	6/30/2009	6/30/2008		6/30/2009	6/30/2008
Net Income	$45	$70	(35.7)%	$46	$122	(62.3)%
On-Book Asset Portfolio	$8,991	$12,378	(27.4)%	$8,991	$12,378	(27.4)%
Managed Asset Portfolio	$18,054	$20,647	(12.6)%	$18,054	$20,647	(12.6)%

CNH Financial Services’ on-book asset portfolio totaled $9.0 billion at June 30, 2009, down 27% from the prior year and down from $9.8 billion at year-end 2008, primarily due to public and private securitization transactions, as well as loan originations . Second quarter Net Income of $45 million was down $25 million from a year ago, reflecting primarily lower average levels of on-book receivables and increased provisions for losses. SG&A, in the quarter, was substantially the same as in the second quarter of 2008 as reductions in general expenses were offset by increases in loss provisions from $25 million in the second quarter of 2008 to $34 million in the second quarter of 2009, primarily related to the downturn in the construction equipment market and additional reserves in Brazil, while the North American Agricultural Equipment portfolio quality remained high.

For the first half, Financial Services’ Net Income was $46 million, down from $122 million in the prior year. First half 2009 loss provisions were $81 million compared with $43 million in the prior year.

In North America, all of Financial Services’ maturing credit facilities were renewed or extended in the quarter. New transactions were closed for a total value exceeding $1.6 billion, including $1.0 billion of U.S. public ABS funding in the quarter. For the first half, Financial Services raised approximately $2.7 billion of new funding in North America, including $1.5 billion from the U.S. public ABS issuance, the same total level of new funding raised in the first half of 2008. Funding needs in Europe and Australia were similarly met by a combination of increasing credit limits on existing warehouse facilities and the sale of receivables to third party factors.

Second Quarter and First Half 2009 Net Income (Loss) attributable to CNH

Second quarter 2009 Net Loss attributable to CNH was $67 million, compared with Net Income of $347 million in the second quarter of 2008. For the quarter, in addition to the decline in Equipment Operations Operating Profit, Equity Income in Unconsolidated Subsidiaries was a loss of $15 million in 2009, compared with a profit of $22 million in the prior year, reflecting primarily the results of the company’s unconsolidated construction equipment joint ventures. Results include restructuring charges, after tax, of $52 million in the second quarter of 2009, compared with $4 million in the comparable period for the prior year. CNH’s Net Loss excluding restructuring charges, after tax, attributable to CNH was $15 million, compared with a profit of $351 million in the prior year. Equipment Operations tax provision, excluding restructuring, for the quarter was $67 million, reflecting losses where no immediate tax benefit is recognized and recording of valuation allowances against previously recognized deferred tax assets.

For the six months, the Net Loss attributable to CNH of $193 million was down compared with a Net Income of $459 million in 2008. For the half, in addition to the decline in Equipment Operations Operating Profit, Equity Income in Unconsolidated Subsidiaries was a loss of $36 million in 2009, compared with a profit of $33 million in the prior year, reflecting primarily the results of the company’s unconsolidated construction equipment joint ventures. Results include restructuring charges, after tax, of $53 million in 2009, compared with $18 million in 2008. The Net Loss, excluding restructuring charges, after tax, attributable to CNH was $140 million, compared to Net Income of $477 million in the prior year. Equipment Operations tax provisions, excluding restructuring for the six months, was $85 million, reflecting losses where no immediate tax benefit is recognized and recording of valuation allowances against previously recognized deferred tax assets.

Equipment Operations Cash Flow and Net (Cash) / Debt

Equipment Operations Cash Flow and Net Debt	Quarter Ended		Six Months Ended
(Unaudited, U.S. GAAP, US$ in millions)	6/30/2009	6/30/2008	6/30/2009	6/30/2008
Net Income (loss) attributable to CNH	$(67)	$347	$(193)	$459
Depreciation & Amortization	66	72	128	133
Changes in Working Capital*	510	68	40	(369)
Other**	156	332	255	422

Cash Generated/(Used) by Operating Activities	665	819	230	645
Net Cash from Investing Activities***	(55)	(108)	(99)	(187)
All Other, Including FX Impact for the Period	(60)	(88)	(46)	(115)

Increase/(Decrease) in Net Cash	$550	$623	$85	$343

Net Debt (Cash)	$338	$(829)	$338	$(829)

*	Net change in receivables, inventories and payables including inter-segment receivables and payables, net of FX impact for the period.
**	Changes in Other items such as marketing programs and tax accruals.
***	Excluding Net (Deposits In) / Withdrawals from Fiat Cash Pools, as they are a part of Net Debt (Cash).

Equipment Operations’ Net Debt position improved in the second quarter by $550 million to $338 million Net Debt. The $665 million of cash generated by Operating Activities was reduced by net cash used for Investing Activities of $55 million, primarily capital expenditures, and other impacts of $60 million, including the effects of changes in exchange rates.

In the quarter, the decrease in working capital was primarily due to decreases in inventories and receivables, partially offset by a reduction in payables. Inventories decreased by $668 million and receivables decreased by $250 million, reflecting the company’s destocking actions and reduced production levels.

For the six month period, Equipment Operations’ Net Debt position improved by $85 million. The $230 million of cash generated by Operating Activities was partially utilized for capital expenditures and other impacts, including the effects of exchange rate changes.

Financial Services Net Debt increased by $530 million during the quarter to $8.1 billion at June 30, 2009. Compared with December 31, 2008, Financial Services Net Debt decreased by $115 million from $8.2 billion.

Restructuring Update

CNH has already announced that it will be investing up to $250 million in consolidation and reorganization actions during 2009 to improve operational efficiency and adjust cost and operating levels to right size CNH’s structure in light of the current economic situation and expectations, while preserving flexibility to take advantage of growth opportunities as market conditions allow. Planned actions included personnel reductions, cost reduction initiatives, reorganizations, and/or restructurings.

Personnel reduction actions taken through the second quarter have resulted in an 7% cumulative reduction in permanent and temporary salaried and agency positions, including a cumulative reduction of approximately 13% in construction equipment related positions. Additional actions to be taken in the second half of 2009 are expected to result in a full year company-wide reduction in permanent and temporary salaried and agency positions of 10 to 12%.

CNH has reorganized its Construction Equipment business’s management structure, with the goal of increasing brand support and new product development, while reducing structural costs. The new organization, headed by Jim McCullough, is committed to managing the two brand networks and building the value of our construction equipment brands. In addition, CNH has started the information and consultation processes for the closing of its construction equipment plant located in Imola, Italy and to relocate that production to other CNH facilities. This action will downsize the company’s manufacturing footprint.

Additional actions may be undertaken in the coming months as CNH seeks to further increase its ability to cost effectively manufacture quality products for its customers around the world. In accordance with labor and other regulations throughout the world, the company will meet and discuss proposed actions with affected parties prior to finalizing any initiatives and expects to announce further details as they become available.

2009 Market Outlook

Although we anticipate that full year global agricultural fundamentals will remain strong, we continue to believe worldwide industry retail unit sales will be impacted by tight financial and credit conditions. We anticipate that cash grain commodity prices will remain at higher levels than in 2007 while farm production input cost pressures will abate. We believe global corn, wheat and coarse grain production will exceed consumption resulting in higher corn and wheat stocks-to-use ratios. However, the stocks-to-use ratio for global soybeans is expected to decline. We expect that U.S. Net Farm Income will be strong, in the range of $65 to $71 billion, but unevenly distributed across market segments, as the dairy and livestock sectors remain under pressure. We now expect worldwide industry retail unit sales of Over-40 horsepower tractors to be down by 10 to 15% and industry retail unit sales of combines to be down 25 to 30%, with both sectors weaker than previously anticipated. We now expect further weakness in the Under-40 horsepower tractor segment in North America with industry retail unit sales down approximately 25%, as the weakness in the North American residential construction and housing markets continues.

For the third quarter of 2009, we expect global agricultural equipment industry retail unit sales to be weaker than in the first half of the year, down 20 to 25%. We expect worldwide industry retail unit sales of Over-40 horsepower tractors to decline by approximately 20% and industry retail unit sales of combines to be down approximately 35%. We expect the Under-40 horsepower tractor segment in North America to be down approximately 25%.

We also expect the weakness in global construction equipment industry retail unit sales to continue at levels close to those we experienced in the first half of the year, with full year industry retail unit sales down 45 to 50% compared with full year 2008, and we anticipate that light equipment markets, where CNH has a stronger presence, will decline by approximately 50%, with the heavy equipment markets declining by approximately 45%. We expect declines to occur in all major markets, with the most significant declines in the Western European and American markets. We do not expect that global or OECD GDP will grow and we expect construction activity levels will continue to weaken, due to the tight global financial and credit conditions. Although unprecedented levels of governmental stimulus actions are being enacted throughout the world, we expect that such actions will not impact construction equipment retail unit sales until much later in 2009.

For the third quarter of 2009, we expect global construction equipment industry retail unit sales to be down 50 to 55% compared with the third quarter of 2008. We expect that industry retail unit sales of light construction equipment will be down 45 to 50%, with heavy construction equipment sales down approximately 55%. The most significant declines are expected to continue in the Western European and American markets.

2009 CNH Outlook

“Although our 2009 industry outlook continues to be disappointing, we remain optimistic about the future prospects for our agricultural and construction equipment businesses and are taking the actions necessary to ensure that CNH and its dealers and distributors will be ready and able to compete aggressively as market conditions improve,” Boyanovsky said. “CNH is managing its businesses to control variable costs, managing its production systems to reduce inventories and receivables, reorganizing and right sizing its construction equipment operations, and reviewing all options for improving the efficiency and results of its construction equipment operations. We remain focused on providing our dealers and customers with high quality, innovative new products and services so they may be more efficient and cost effective.”

CNH expects Equipment Operations Net Sales for full year 2009 to be down 25 to 30% from 2008, including a reduction of approximately 5% related to currency translation, following the trend of the first half of the year. To compensate for lower levels of market demand and to reduce inventory levels, CNH plans to continue to under-produce expected retail unit sales by 10 to 15% for agricultural equipment and by 50 to 55% for construction equipment. CNH anticipates that markets will remain challenging through at least the balance of the year and expects a net loss for the full year, excluding restructuring. Overall, with the corrective measures it has put in place, the Company is confident about the future of both the construction and agricultural equipment businesses.

The Company remains focused on strict underwriting controls and disciplined receivables management. For the full year 2009, CNH anticipates that net income from Financial Services will be in the range of $115 to $125 million, and in the range of $30 to $40 million for the third quarter.

These expectations are based upon the ability of the Financial Services business to secure funding at competitive rates. CNH continues to explore, in coordination with Fiat Treasury, other various sources of funding, such as through the TALF enabled securitization markets in the U.S., or by way of third party financing. In this challenging economic environment we anticipate that the activity levels and profitability of Financial Services will remain limited. However, we do not believe this will have a negative impact on Equipment Operations sales and margins, as it did not in the first half of the year.

###

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by 11,300 dealers in 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

###

CNH management will hold a conference call later today, to review its second quarter and first half 2009 results. The conference call Webcast will begin at approximately 7:00 a.m. U.S. Central Time; 8:00 a.m. U.S. Eastern Time. This call can be accessed through the investor information section of the company’s Web site at www.cnh.com and is being carried by CCBN.

Forward-looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending. Some of the other significant factors which may affect our results include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers’ access to credit, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2008.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH Global N.V.

Revenues and Net Sales

(Unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2009	2008	% Change	2009	2008	% Change
	(in Millions)			(in Millions)
Revenues:
Net sales
Agricultural equipment	$3,011	$3,838	(22)%	$5,583	$6,764	(17)%
Construction equipment	547	1,441	(62)%	1,027	2,614	(61)%

Total net sales	3,558	5,279	(33)%	6,610	9,378	(30)%

Financial services	276	341	(19)%	534	657	(19)%
Eliminations and other	(48)	(69)		(92)	(119)

Total revenues	$3,786	$5,551	(32)%	$7,052	$9,916	(29)%

Net sales:
North America	$1,505	$1,715	(12)%	$2,867	$3,005	(5)%
Western Europe	1,095	1,716	(36)%	2,012	3,100	(35)%
Latin America	360	669	(46)%	680	1,265	(46)%
Rest of World	598	1,179	(49)%	1,051	2,008	(48)%

Total net sales	$3,558	$5,279	(33)%	$6,610	$9,378	(30)%

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED INCOME STATEMENTS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED Three Months Ended June 30,		EQUIPMENT OPERATIONS Three Months Ended June 30,		FINANCIAL SERVICES Three Months Ended June 30,
	2009	2008	2009	2008	2009	2008
	(in Millions, except per share data)
Revenues
Net sales	$3,558	$5,279	$3,558	$5,279	$—	$—
Finance and interest income	228	272	30	48	276	341

Total	3,786	5,551	3,588	5,327	276	341

Costs and Expenses
Cost of goods sold	3,033	4,215	3,033	4,215	—	—
Selling, general and administrative	344	445	269	369	75	76
Research and development	95	110	95	110	—	—
Restructuring	71	6	69	6	2	—
Interest expense	151	203	73	90	108	163
Interest compensation to Financial Services	—	—	47	60	—	—
Other, net	92	61	58	48	35	20

Total	3,786	5,040	3,644	4,898	220	259

Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	—	511	(56)	429	56	82
Income tax provision	62	184	49	169	13	15
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	2	3	45	70	2	3
Equipment Operations	(15)	22	(15)	22	—	—

Net income (loss)	(75)	352	(75)	352	45	70

Net income (loss) attributable to noncontrolling interests	(8)	5	(8)	5	—	—

Net Income (loss) attributable to CNH Global N.V.	$(67)	$347	$(67)	$347	$45	$70

Weighted average shares outstanding:
Basic	237.4	237.3

Diluted	237.4	237.7

Basic and diluted earnings (loss) per share (“EPS”) attributable to CNH Global N.V. common shareholders:
Basic:
EPS before restructuring, after tax	$(0.06)	$1.48

EPS	$(0.28)	$1.46

Diluted:
EPS before restructuring, after tax	$(0.06)	$1.48

EPS	$(0.28)	$1.46

Dividends per share	$—	$0.50

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED INCOME STATEMENTS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED Six Months Ended June 30,		EQUIPMENT OPERATIONS Six Months Ended June 30,		FINANCIAL SERVICES Six Months Ended June 30,
	2009	2008	2009	2008	2009	2008
	(in Millions, except per share data)
Revenues
Net sales	$6,610	$9,378	$6,610	$9,378	$—	$—
Finance and interest income	442	538	64	93	534	657

Total	7,052	9,916	6,674	9,471	534	657

Costs and Expenses
Cost of goods sold	5,660	7,614	5,660	7,614	—	—
Selling, general and administrative	724	846	562	699	162	147
Research and development	188	216	188	216	—	—
Restructuring	73	24	70	24	3	—
Interest expense	337	389	152	165	248	314
Interest compensation to Financial Services	—	—	89	127	—	—
Other, net	167	151	105	110	66	36

Total	7,149	9,240	6,826	8,955	479	497

Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(97)	676	(152)	516	55	160
Income tax provision	79	247	66	202	13	45
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	4	7	46	122	4	7
Equipment Operations	(36)	33	(36)	33	—	—

Net income (loss)	(208)	469	(208)	469	46	122

Net income (loss) attributable to noncontrolling interests	(15)	10	(15)	10	—	—

Net Income (loss) attributable to CNH Global N.V.	$(193)	$459	$(193)	$459	$46	$122

Weighted average shares outstanding:
Basic	237.4	237.3

Diluted	237.4	237.6

Basic and diluted earnings (loss) per share (“EPS”) attributable to CNH Global N.V. common shareholders:
Basic:
EPS before restructuring, after tax	$(0.59)	$2.01

EPS	$(0.81)	$1.93

Diluted:
EPS before restructuring, after tax	$(0.59)	$2.01

EPS	$(0.81)	$1.93

Dividends per share	$—	$0.50

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEET

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED		EQUIPMENT OPERATIONS		FINANCIAL SERVICES
	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
	(in Millions)
Assets
Cash and cash equivalents	$944	$633	$186	$173	$758	$460
Deposits in Fiat affiliates cash management pools	1,187	2,058	904	1,666	283	392
Accounts, notes receivable and other - net	9,709	10,713	1,201	1,478	8,724	9,461
Intersegment notes receivable	—	—	2,569	2,295	—	—
Inventories	4,127	4,485	4,127	4,485	—	—
Property, plant and equipment - net	1,694	1,617	1,689	1,613	5	4
Equipment on operating leases - net	604	604	4	5	600	599
Investment in Financial Services	—	—	2,272	2,073	—	—
Investments in unconsolidated affiliates	415	473	335	371	80	102
Goodwill and other intangibles	3,089	3,105	2,936	2,950	153	155
Other assets	2,790	1,771	1,406	1,320	1,384	451

Total Assets	$24,559	$25,459	$17,629	$18,429	$11,987	$11,624

Liabilities and Equity
Short-term debt	$3,804	$3,480	$1,079	$716	$2,725	$2,764
Intersegment short-term debt	—	—	—	—	2,221	1,976
Accounts payable	2,034	2,735	2,127	2,860	104	93
Long-term debt, including current maturities	6,793	7,877	2,918	3,841	3,875	4,036
Intersegment long-term debt	—	—	—	—	348	319
Accrued and other liabilities	5,252	4,792	4,830	4,438	441	362

Total Liabilities	17,883	18,884	10,954	11,855	9,714	9,550
Equity	6,676	6,575	6,675	6,574	2,273	2,074

Total Liabilities and Equity	$24,559	$25,459	$17,629	$18,429	$11,987	$11,624

Total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables “Net Debt”	$8,466	$8,666	$338	$423	$8,128	$8,243

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED Six Months Ended June 30,		EQUIPMENT OPERATIONS Six Months Ended June 30,		FINANCIAL SERVICES Six Months Ended June 30,
	2009	2008	2009	2008	2009	2008
	(in Millions)
Operating Activities:
Net income (loss)	$(208)	$469	$(208)	$469	$46	$122
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	189	186	128	133	61	53
Intersegment activity	—	—	(42)	(90)	42	90
Changes in operating assets and liabilities	(485)	(1,036)	432	237	(917)	(1,273)
Other, net	(25)	44	(80)	(104)	9	26

Net cash from operating activities	(529)	(337)	230	645	(759)	(982)

Investing Activities:
Expenditures for property, plant and equipment	(89)	(154)	(89)	(154)	—	—
Expenditures for equipment on operating leases	(127)	(148)	—	—	(127)	(148)
Net collections from (additions to) retail receivables and related securitizations	1,396	(1,115)	—	—	1,396	(1,115)
Net withdrawals from (deposits in) Fiat affiliates cash management pools	900	76	766	176	134	(100)
Other, net	72	(29)	(10)	(33)	82	(3)

Net cash from investing activities	2,152	(1,370)	667	(11)	1,485	(1,366)

Financing Activities:
Intersegment activity	—	—	(197)	(1,045)	197	1,045
Net increase (decrease) in indebtedness	(1,410)	1,790	(691)	471	(719)	1,319
Dividends paid	—	(118)	—	(118)	—	—
Other, net	—	3	—	3	—	7

Net cash from financing activities	(1,410)	1,675	(888)	(689)	(522)	2,371

Other, net	98	66	4	15	94	51

Increase (decrease) in cash and cash equivalents	311	34	13	(40)	298	74
Cash and cash equivalents, beginning of period	633	1,025	173	405	460	620

Cash and cash equivalents, end of period	$944	$1,059	$186	$365	$758	$694

See Notes to Condensed Consolidated Financial Statements.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	Principles of Consolidation and Basis of Presentation – The accompanying unaudited condensed consolidated financial statements and supplemental information reflect all adjustments consisting only of normal, recurring adjustments except where noted, that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V., a Netherlands corporation, and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by U.S. GAAP or the rules of the Securities and Exchange Commission (“SEC”) for complete annual or interim period financial statements. These financial statements should therefore be read in conjunction with the audited, consolidated financial statements and notes thereto for the year ended December 31, 2008 included in the Company’s Annual Report on Form 20-F filed with the SEC on March 3, 2009. CNH is controlled by Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat S.p.A. (“Fiat”). As of June 30, 2009, Fiat owned approximately 89% of CNH’s outstanding common shares.

The condensed consolidated financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the noncontrolling interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analyses differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method of accounting. The supplemental financial information captioned “Financial Services” reflects the combination of CNH’s financial services businesses.

2.	Recent Accounting Developments – As of the beginning of 2009, CNH adopted Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Value Measurements” (“SFAS No. 157”) as it applies to non-financial assets and liabilities, SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141 Revised”), and SFAS No. 160 “Noncontrolling interests in Consolidated Financial Statements – as amendment of Accounting Research Bulletin No. 51” (“SFAS No. 160”).

In September, 2006, the Financial Accounting Standard Board (“FASB”) issued SFAS No. 157 which defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 was effective for fiscal years beginning after November 15, 2007. However, in February 2008, the FASB issued FSP No. FAS 157-2 which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially deferred the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. On January 1, 2008, CNH adopted SFAS No. 157 except as it applied to those nonfinancial assets and nonfinancial liabilities. The adoption of SFAS No. 157 for all remaining nonfinancial assets and nonfinancial liabilities on January 1, 2009, did not have a material impact to CNH’s financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 Revised which establishes principles and requirements for how an acquirer in a business combination has to recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141 Revised also establishes disclosure

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141 Revised is effective for business combinations occurring in fiscal years beginning after December 15, 2008. The adoption of SFAS No. 141 Revised on January 1, 2009, did not have a material impact to CNH’s financial position and results of operation.

In December 2007, the FASB issued SFAS No. 160 which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 was effective for fiscal years beginning after December 15, 2008. The accounting requirements of SFAS No. 160 were applied prospectively to all non-controlling interests, including those that arose before the effective date. The presentation and disclosure requirements were applied retrospectively for all periods presented, as required by SFAS No. 160.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, which amends the other-than-temporary impairment model for debt securities. Under the FSP, an other-than-temporary-impairment must be recognized if an investor has the intent to sell the debt security or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. In addition, the FSP changes the amount of impairment to be recognized in current-period earnings when an investor does not have the intent to sell or will not be required to sell the debt security, as in these cases only the amount of the impairment associated with credit losses is recognized in income. The FSP is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of the FSP as of April 1, 2009 did not have a material impact on CNH’s financial position and results of operations.

3.	Stock-Based Compensation Plans – Stock-based compensation consists of stock options and performance-based shares that have been granted under the CNH Outside Directors’ Compensation Plan and the CNH Equity Incentive Plan (“CNH EIP”). For the six months ended June 30, 2009 and 2008, pre-tax stock-based compensation costs were $4 million and $14 million, respectively. For the three months ended June 30, 2009 and 2008, pre-tax stock-based compensation costs were $3 million and $6 million, respectively.

In April 2009, CNH granted approximately 4.1 million performance-based stock options (at targeted performance levels) under the CNH EIP. One-third of the options will vest if specified fiscal 2009 targets are achieved when 2009 results are approved by the Board of Directors in the first quarter of 2010 (the “Determination Date”). The remaining options will vest equally on the first and second anniversary of the Determination Date. The actual number of options that vest may exceed 4.1 million if CNH’s 2009 performance exceeds targets; however, if minimum target levels are not achieved, the options will not vest. This grant has a contractual life of five years from the Determination date. The grant date fair value of $9.03 was determined using the Black-Scholes pricing model.

The assumptions used in the Black-Scholes model were:

Risk-free interest rate	1.61%
Expected volatility	70.63%
Expected life	3.73 years
Dividend yield	0.70%

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

The risk-free interest rate is based on the current U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility is based on the historical activity of CNH’s common shares over a period equal to the expected life of the options. The expected life is based on the average of the vesting period of each vesting tranche and the original contract term of 69 months. The expected dividend yield is based on the annual dividends which have been paid on CNH’s common shares over the past several years.

4.	Accounts and Notes Receivable – In CNH’s receivables securitization programs, certain retail, wholesale and credit card receivables are sold and not included in the Company’s consolidated balance sheets.

The following table summarizes the principal amount of the retail and wholesale receivables in the United States, Canada and Europe which are not included in the consolidated balance sheet as of June 30, 2009 and December 31, 2008:

	June 30, 2009	December 31, 2008
	(in millions)
Wholesale receivables	$2,540	$2,328
Retail and other notes and finance leases	4,078	3,044
Credit card receivables	177	186

Total	$6,795	$5,558

During the second quarter 2009, utilizing both the public asset securitization and private bank markets, Financial Services closed on $1.3 billion of new retail transactions in North America for a gain of $15 million. In addition, the US wholesale securitization facility limit increased by $200 million, bringing the total facility limit to $1.8 billion. In Europe, additional wholesale receivables were sold to third party factors in some European jurisdictions. The amount of outstanding receivables under these factoring programs was €606 million ($856 million) of which €456 million ($645 million) were sold and, accordingly, removed from the balance sheet.

5.	Inventories – Inventories as of June 30, 2009 and December 31, 2008 consist of the following:

	June 30, 2009	December 31, 2008
	(in millions)
Raw materials	$807	$995
Work-in-process	253	323
Finished goods and parts	3,067	3,167

Total Inventories	$4,127	$4,485

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

6.	Goodwill and Other Intangibles – The following table sets forth changes in goodwill and other intangibles for the six months ended June 30, 2009:

	Balance at December 31, 2008	Amortization	Foreign Currency Translation and Other	Balance at June 30, 2009
	(in millions)
Goodwill	$2,347	$—	$11	$2,358
Other Intangibles	758	(30)	3	731

Total Goodwill and Other Intangibles	$3,105	$(30)	$14	$3,089

The construction equipment reporting units experienced operating losses and other business factors that were different than anticipated at year end 2008. As a result, the Company determined that it needed to evaluate whether or not impairment of goodwill existed at June 30, 2009. The evaluation indicated that no goodwill impairment existed on the construction equipment businesses at this time.

As of June 30, 2009 and December 31, 2008, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		June 30, 2009			December 31, 2008
	Weighted Average Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(in millions)
Other intangible assets subject to amortization:
Engineering drawings	20	$380	$206	$174	$379	$197	$182
Dealer network	25	216	83	133	216	78	138
Software	5	377	257	120	371	238	133
Other	10-30	65	33	32	60	27	33

		1,038	579	459	1,026	540	486
Other intangible assets not subject to amortization:
Trademarks		272	—	272	272	—	272

Total other intangibles		$1,310	$579	$731	$1,298	$540	$758

CNH recorded amortization expense of approximately $30 million for the six months ended June 30, 2009 and $65 million for the year ended December 31, 2008.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

7.	Debt – The following table sets forth total debt and total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable (“Net Debt”) as of June 30, 2009 and December 31, 2008:

	Consolidated		Equipment Operations		Financial Services
	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
	(in millions)
Short-term debt:
With Fiat affiliates	$2,251	$2,240	$699	$356	$1,552	$1,884
Other	1,553	1,240	380	360	1,173	880
Intersegment	—	—	—	—	2,221	1,976

Total short-term debt	3,804	3,480	1,079	716	4,946	4,740

Long-term debt:
With Fiat affiliates	2,431	2,984	1,276	1,766	1,155	1,218
Other	4,362	4,893	1,642	2,075	2,720	2,818
Intersegment	—	—	—	—	348	319

Total long-term debt	6,793	7,877	2,918	3,841	4,223	4,355

Total debt:
With Fiat affiliates	4,682	5,224	1,975	2,122	2,707	3,102
Other	5,915	6,133	2,022	2,435	3,893	3,698
Intersegment	—	—	—	—	2,569	2,295

Total debt	10,597	11,357	3,997	4,557	9,169	9,095

Less:
Cash and cash equivalents	944	633	186	173	758	460
Deposits in Fiat affiliates cash management pools	1,187	2,058	904	1,666	283	392
Intersegment notes receivable	—	—	2,569	2,295	—	—

Net debt	$8,466	$8,666	$338	$423	$8,128	$8,243

At June 30, 2009, CNH had approximately $3.1 billion available under $9.4 billion total lines of credit and asset-backed facilities.

Consolidated long term debt includes current maturities of long term debt of $2.4 billion.

On June 1, 2009 the 6% Senior Notes in the aggregate principal amount of $500 million came to maturity and were fully paid back out of CNH’s own liquidity.

CNH participates in Fiat affiliates cash management pools with other Fiat affiliates. Amounts deposited with Fiat affiliates as part of the Fiat cash management system are repayable to CNH upon one business day’s notice. To the extent that Fiat affiliates are unable to return any such amounts upon one business day’s notice and in the event of a bankruptcy or insolvency of Fiat, CNH may be unable to secure the return of such funds, and CNH may be viewed as a creditor of such Fiat entity with respect to such funds. There is no assurance that the future operations of the Fiat cash management system may not adversely impact CNH’s ability to recover its funds to the extent one or more of the above described events were to occur.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

8.	Income Taxes – For the six months ended June 30, 2009 and 2008, consolidated effective income tax rates were (81.4)% and 36.5%, respectively. For 2009, the tax rate differs from the Netherlands statutory rate of 25.5% due primarily to the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, recording valuation allowances against previously recognized deferred tax assets, provisioning of unrecognized tax benefits, and enacted changes in tax rates. For 2008, tax rates differ from the Netherlands statutory rate of 25.5% due primarily to higher tax rates in certain jurisdictions, tax credits and incentives, provisioning of unrecognized tax benefits, utilization of tax losses in certain jurisdictions where no tax benefit was previously recognized, impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized and enacted changes in tax rates.

The Company is engaged in competent authority income tax proceedings at June 30, 2009. The Company anticipates reaching a settlement with competent authority within the next twelve months that may result in a tax deficiency assessment for which there should be correlative relief under competent authority. The potential tax deficiency assessment could have a net effect on cash flows in the range of $45 million to $50 million. The Company has provided for the unrecognized tax benefits and related competent authority recovery in accordance with FASB Interpretation No. 48. The Company does not believe that the resolution of the competent authority proceedings will have a material adverse effect on the results of operations.

9.	Restructuring – During the three and six months ended June 30, 2009 and 2008, expense and utilization related to restructuring were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(in Millions)
Balance, beginning of period	$11	$24	$14	$10
Expense	71	6	73	24
Utilization	(23)	(9)	(28)	(13)
Foreign currency translation and other	1	(1)	1	(1)

Balance, end of period	$60	$20	$60	$20

In April 2009, CNH announced a global consolidation and reorganization plan to further adjust cost and operating levels in light of the economic downturn. These actions include optimizing its manufacturing footprint and reduce salaried headcount. Restructuring expense for the three and six months ended June 30, 2009 primarily consists of employee-related costs incurred due to headcount reduction actions being implemented under this plan. Utilization primarily represents payments of voluntary and involuntary employee severance costs, benefit plan curtailments and costs related to closing of facilities. CNH anticipates that the total cost of the actions that were initiated in the second quarter will be approximately $125 million before tax (of the $250 million previously announced). Approximately $70 million, before tax, was recognized in the second quarter of 2009 with the balance to be recognized in second half of 2009 and beyond.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

10.	Commitments and Contingencies – CNH pays for warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the six months ended June 30, 2009 for this commitment is as follows:

Amount
(in millions)
Balance at January 1, 2009	$294
Current year provision	183
Claims paid and other adjustments	(155)
Currency translation adjustment	10

Balance at June 30, 2009	$332

Management makes estimates and assumptions that affect the reported amounts of deferred tax assets. The Company has recorded valuation allowances to reduce its deferred tax assets to the amount it believes more likely than not to be realized. A change in judgment of the realizability of the Company’s deferred tax assets may significantly impact CNH’s results of operations and financial position in the period that such a determination is made.

CNH was involved in a consolidated arbitration proceeding (the “Arbitration”). The Arbitration related to a Services Agreement between CNH and PGN Logistics Ltd (“PGN”), pursuant to which PGN provided specified logistics services for certain CNH subsidiaries in Europe. The dispute arose following CNH’s termination of the Services Agreement in January 2005 and involved CNH’s right to terminate (based upon alleged breach of contract and illegal activities) as well as invoices under the Services Agreement that were disputed by CNH and unpaid. In 2007 and 2008, CNH made payments to PGN in respect of certain unpaid invoices claimed by PGN outside of the Arbitration, and claims which the Tribunal held CNH was responsible for and with respect to which CNH did not have an objection as to amount. The parties resolved all remaining issues pursuant to a settlement agreement, dated June 15, 2009.

11.	Shareholders’ Equity – As of June 30, 2009, CNH had 237.4 million common shares outstanding.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

12.	Earnings (Loss) per Share – The following table reconciles the numerator and denominator of the basic and diluted earnings (loss) per share computations for the three and six months ended June 30, 2009 and 2008:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(in Millions, except per share data)
Basic:
Net income (loss) attributable to CNH	$(67)	$347	$(193)	$459

Weighted average common shares outstanding - basic	237.4	237.3	237.4	237.3

Basic earnings (loss) per share attributable to CNH common shareholders	$(0.28)	$1.46	$(0.81)	$1.93

Diluted:
Net income (loss) attributable to CNH	$(67)	$347	$(193)	$459

Weighted average common shares outstanding - basic	237.4	237.3	237.4	237.3
Effect of dilutive securities (when dilutive):
Stock compensation plans	—	0.4	—	0.3

Weighted average common shares outstanding - dilutive	237.4	237.7	237.4	237.6

Diluted earnings (loss) per share attributable to CNH common shareholders	$(0.28)	$1.46	$(0.81)	$1.93

13.	Comprehensive Income (Loss) – The components of comprehensive income (loss) for the three and six months ended June 30, 2009 and 2008 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(in Millions)
Net income (loss)	$(75)	$352	$(208)	$469
Other comprehensive income (loss), net of tax
Cumulative translation adjustment	283	85	211	208
Deferred gains (losses) on derivative financial instruments	34	(10)	18	13
Unrealized gains (losses) on retained interests in securitization transactions	(1)	1	(2)	(1)
Minimum pension liability adjustment	63	(5)	72	(8)

Comprehensive income	304	423	91	681

Less: Comprehensive income (loss) attributable to noncontrolling interests	(6)	5	(15)	16

Comprehensive net income (loss) attributable to CNH	$310	$418	$106	$665

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

14.	Segment Information – CNH has three reportable operating segments: Agricultural Equipment, Construction Equipment and Financial Services.

A reconciliation from consolidated trading profit reported to Fiat under International Financial Reporting Standards and International Accounting Standards (collectively “IFRS”) to income (loss) before taxes, noncontrolling interest and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP for the three and six months ended June 30, 2009 and 2008 is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(in Millions)
Trading profit reported to Fiat under IFRS	$165	$618	$229	$914
Adjustments to convert from trading profit under IFRS to U.S. GAAP income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates:
Accounting for employee benefit plans	(10)	(12)	(20)	(23)
Accounting for intangible assets, primarily product development costs	(30)	(7)	(55)	(18)
Restructuring	(71)	(6)	(73)	(24)
Net financial expense	(70)	(65)	(140)	(137)
Accounting for receivable securitizations and other	16	(17)	(38)	(36)

Income (loss) before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$—	$511	$(97)	$676

The following summarizes trading profit under IFRS by segment:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(in Millions)
Agricultural Equipment	$219	$444	$327	$640
Construction Equipment	(102)	72	(205)	77
Financial Services	48	102	107	197

Trading profit under IFRS	$165	$618	$229	$914

15.	Reconciliation of Non-GAAP Financial Measures – CNH, in its quarterly unaudited condensed financial statements, utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP. An explanation and reconciliation of the measures to U.S. GAAP follows.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

Net Income (Loss) Before Restructuring, After Tax and Earnings (Loss) Per Share Before Restructuring, After Tax

CNH defines net income (loss) before restructuring, after tax, as U.S. GAAP net income (loss) attributable to CNH, less U.S. GAAP restructuring charges, after tax applicable to the restructuring charges.

The following table reconciles net income (loss) attributable to CNH to net income before restructuring, after tax and the related pro-forma computation of earnings (loss) per share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(in Millions, except per share data)
Basic:
Net income (loss) attributable to CNH	$(67)	$347	$(193)	$459

Restructuring, after tax:
Restructuring	71	6	73	24
Tax benefit	(19)	(2)	(20)	(6)

Restructuring, after tax	52	4	53	18

Net income (loss) before restructuring, after tax	$(15)	$351	$(140)	$477

Weighted average common shares outstanding - basic	237.4	237.3	237.4	237.3

Basic earnings (loss) per share before restructuring, after tax	$(0.06)	$1.48	$(0.59)	$2.01

Diluted:
Net income (loss) before restructuring, after tax	$(15)	$351	$(140)	$477

Weighted average common shares outstanding - basic	237.4	237.3	237.4	237.3
Effect of dilutive securities (when dilutive):
Stock compensation plans	—	0.4	—	0.3

Weighted average common shares outstanding - dilutive	237.4	237.7	237.4	237.6

Diluted earnings per share before restructuring, after tax	$(0.06)	$1.48	$(0.59)	$2.01

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

Equipment Operations Gross and Operating Profit

CNH defines Equipment Operations gross profit as net sales of equipment less costs classified as cost of goods sold. CNH defines Equipment Operations operating profit as gross profit less costs classified as selling, general and administrative and research and development costs. The following table summarizes the computation of Equipment Operations gross and operating profit.

CNH defines Equipment Operations gross margin as gross profit as a percent of net sales of equipment. CNH defines Equipment Operations operating margin as operating profit as a percent of net sales of equipment.

	Three Months Ended June 30,				Six Months Ended June 30,
	2009		2008		2009		2008
	(in Millions)
Net sales	$3,558	100.0%	$5,279	100.0%	$6,610	100.0%	$9,378	100.0%
Less:
Cost of goods sold	3,033	85.2%	4,215	79.8%	5,660	85.6%	7,614	81.2%

Equipment Operations gross profit	525	14.8%	1,064	20.2%	950	14.4%	1,764	18.8%
Less:
Selling, general and administrative	269	7.6%	369	7.0%	562	8.5%	699	7.5%
Research and development	95	2.7%	110	2.1%	188	2.8%	216	2.3%

Equipment Operations operating profit	$161	4.5%	$585	11.1%	$200	3.0%	$849	9.1%

Net Debt

Net Debt is defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable. The calculation of Net Debt is shown below:

	Equipment Operations			Financial Services
	June 30, 2009	March 31, 2009	December 31, 2008	June 30, 2009	March 31, 2009	December 31, 2008
	(in millions)
Total Debt	$3,997	$4,503	$4,557	$9,169	$8,486	$9,095
Less:
Cash and cash equivalents	186	155	173	758	515	460
Deposits in Fiat affiliates cash management pools	904	1,079	1,666	283	373	392
Intersegment notes receivables	2,569	2,381	2,295	—	—	—

Net Debt	$338	$888	$423	$8,128	$7,598	$8,243

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

Working Capital

Equipment Operations working capital is defined as accounts and notes receivable and other-net, excluding intersegment notes receivable, plus inventories less accounts payable. The U.S. dollar computation of working capital, as defined, is impacted by foreign exchange (FX) rate movements. To demonstrate the impact of these movements, we have computed working capital as of June 30, 2009 using December 31, 2008 exchange rates.

The calculation of Equipment Operations working capital is shown below:

	June 30, 2009	June 30, 2009 at December 31, 2008 FX Rates	March 31, 2009	March 31, 2009 at December 31, 2008 FX Rates	December 31, 2008
	(in millions)
Accounts, notes receivable and other – net – Third Party	$1,137	$1,072	$1,290	$1,320	$1,424
Accounts, notes receivable and other – net – Intersegment	64	64	66	66	54

Accounts, notes receivable and other – net – Total	1,201	1,136	1,356	1,386	1,478

Inventories	4,127	3,974	4,537	4,638	4,485

Accounts payable – Third party	(1,987)	(1,933)	(2,322)	(2,386)	(2,691)
Accounts payable – Intersegment	(140)	(140)	(106)	(106)	(169)

Accounts payable – Total	(2,127)	(2,073)	(2,428)	(2,492)	(2,860)

Working Capital	$3,201	$3,037	$3,465	$3,532	$3,103

Equipment Operations Change in Net Sales on a Constant Currency Basis

CNH defines the change in net sales on a constant currency basis as the difference between prior year actual net sales and current year net sales translated at prior year average exchange rates. Elimination of the currency translation effect provides constant comparisons without the distortion of currency rate fluctuations.

The following table presents the change in Equipment Operations second quarter 2009 net sales as reported and on a constant currency basis:

	Three Months Ended June 30,		% Change
	2009	2008
Agricultural equipment net sales (as reported)	$3,011	$3,838	(21.5)%
Effect of currency translation	320		8.3%

Agriculture equipment net sales on a comparable basis	$3,331	$3,838	(13.2)%

Construction equipment net sales (as reported)	$547	$1,441	(62.0)%
Effect of currency translation	54		3.7%

Construction equipment net sales on a comparable basis	$601	$1,441	(58.3)%

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

The following table presents the change in Equipment Operations first six months of 2009 net sales as reported and on a constant currency basis:

	Six Months Ended June 30,
	2009	2008	% Change
Agricultural equipment net sales (as reported)	$5,583	$6,764	(17.5)%
Effect of currency translation	627		9.3%

Agriculture equipment net sales on a comparable basis	$6,210	$6,764	(8.2)%

Construction equipment net sales (as reported)	$1,027	$2,614	(60.7)%
Effect of currency translation	108		4.1%

Construction equipment net sales on a comparable basis	$1,135	$2,614	(56.6)%